                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                  -----------------

                                    SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 4)
                                  FINAL AMENDMENT
                                        AND
                                    SCHEDULE 13D

                                  -----------------

                       DAMSON/BIRTCHER REALTY INCOME FUND II
                             (NAME OF SUBJECT COMPANY)
                                GRAPE INVESTORS, LLC
                        A DELAWARE LIMITED LIABILITY COMPANY
                                 ARLEN CAPITAL, LLC
                                      (BIDDER)



                           LIMITED PARTNERSHIP INTERESTS
                           (TITLE OF CLASS OF SECURITIES)


                                         NONE
                       (CUSIP Number of Class of Securities)

                                  -----------------

                               Don Augustine, Manager
                                 Arlen Capital, LLC
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)


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                                  14D-1/A AND 13D


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 CUSIP NO. (None)                                             Page 2 of 4 Pages
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i.    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Grape Investors, LLC - IRS Identification #33-0712011
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ii.   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                              (a)  / /
                                                                      (b)  / /
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iii.  SEC Use Only

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iv.   Sources of Funds (See Instructions)

      WC
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 v.   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(e) or 2(f)                                                    / /
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vi.   Citizenship or Place of Organization

      State of Delaware
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vii.  Aggregate Amount Beneficially Owned By Each Reporting Person

      2,853 Limited Partnership Interests
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viii. Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)                                                    / /
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ix.   Percent of Class Represented by Amount in Row (7)
      Approximately 5.67 percent of the issued and outstanding Limited Partnership Interests
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 x.   Type of Reporting Persons (See Instructions)

      OO
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                                 14D-1/A AND 13D
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 CUSIP NO. (None)                                             Page 3 of 4 Pages
-------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
      Arlen Capital, LLC - IRS Identification #33-0713478
-------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a) / /
                                                                        (b) / /
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  3.  SEC Use Only

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  4.  Sources of Funds (See Instructions)

      AF
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  5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                          / /
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  6.  Citizenship or Place of Organization

      State of California
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  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      2,853 Limited Partnership Interests
-------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)                                                    / /
-------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)
      Approximately 5.67 percent of the issued and outstanding Limited Partnership Interests
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 10.  Type of Reporting Persons (See Instructions)

      OO
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
                   AMENDMENT NO. 4 TO SCHEDULE 14D-1/SCHEDULE 13D


This Amendment No. 4 constitutes (i) the final amendment to the Tender Offer Statement on Schedule 14D-1 of Grape Investors, L.L.C. a Delaware limited partnership (the "Purchaser"), originally filed with the Securities and Exchange Commission (the "Commission") on April 21, 1998, as amended by Amendment No. 1 filed with the Commision on May 22, 1998, Amendment No. 2 filed with the Commssion on June 8, 1998, and Amendment No. 3 filed with the Commission on June 19, (the "Schedule 14D-1"); and (ii) the initial statement on Schedule 13D of the Purchaser (together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the the tender offer of the Purchaser to purchase up to 5,000 limited partnership interests ("Interests") in Damson/Birtcher Realty Income Fund II, a Pennsylvania Limited Partnership (the "Partnership"), for a purchase price (the "Purchase Price")of $2,350 for each .01 percent interest or, approximately $450 per Interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Interests after February 28, 1998 net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated April 21, 1998 and in the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 4 (a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 592 Interests accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $266,553. To date, the Purchaser has accepted for payment, a total of 2,853 Interests. The total amount of funds required by the Purchaser to purchase the 2,853 Interests, exclusive of fees and expenses, is $760,961. The Purchaser obtained such funds (plus amounts to pay fees and expenses) from capital contributions from its partner and investors."

Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 (a) - (b) is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, Pacific Standard Time, on Wednesday, July 8, 1998. Based on the information provided by the Depositary to the Reporting Persons, pursuant to the Offer, as of 12:00 Midnight, Pacific Standard Time on Wednesday July 8, 1998, the Purchaser accepted for payment 592 Interests, constituting approximately 1.39 percent of the outstanding Interests. To date, the Purchaser has accepted for payment, a total of 2,853 Interests, constituting approximately 5.67 percent of the outstanding Interests."



                                     SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1998                 GRAPE INVESTORS, LLC

                                      By:  Arlen Capital, LLC
                                           its Manager

                                            By: /s/ DON AUGUSTINE
                                                ---------------------------
                                                Don Augustine, Manager